UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 19, 2020

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,
PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 19, 2020, MogulREIT II, Inc. issued an investor communication relating to the quarter ended June 30, 2020. The text of the investor communication is set forth below.

Q2 2020*

MOGULREIT II

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$127,880,750
	NUMBER OF INVESTMENTS	7
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	TOTAL NUMBER OF MULTIFAMILY UNITS	1,538
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	55 Months
	ANNUALIZED DISTRIBUTION RATE[2]	4.5%
KEY OBJECTIVES	DISTRIBUTION FREQUENCY	Quarterly
	TAX REPORTING FORM	1099-DIV
● To realize capital appreciation in the value of our investments over the long term
● To pay attractive and stable cash distributions.

PORTFOLIO STATISTICS3

MARKET TIER

Primary	57.14%
Secondary	28.57%
Tertiary	14.29%

GEOGRAPHIC
REGION

South	71.43%
East	28.57%

*All data as of June 30, 2020 unless otherwise specified.

1 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset as of August 15, 2020.

2 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the then current purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

3 Based on the current outstanding investment amount as of August 15, 2020.

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INVESTMENT ACTIVITY

Distributions

MogulREIT II has declared distributions for 10 consecutive quarters. The board of directors authorized a distribution for each month of the second quarter of 2020 on March 30, 2020. Distributions have been paid on a quarterly basis since January 1, 2018 that equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

	RECORD DATE	DISTRIBUTION PERIOD	DAILY CASH DISTRIBUTION AMOUNT PER SHARE	PURCHASE PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
2018	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012328767	$10.00	4.5%
	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
2019	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012673973	$10.28	4.5%
	3/31	1/1 – 3/31	$0.0012811475	$10.42	4.5%
2020	6/30	3/31 – 4/30	$0.0012811475	$10.42	4.5%
		5/1/ – 6/30	$0.0012012295	$9.77

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INVESTMENT UPDATES

THE CLOVER ON PARK LANE (FKA
SERENDIPITY APARTMENTS)

Location: Dallas, TX

Equity Investment: $4,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: The property is 91% occupied as of June 2020. 264 of the 343 units have been renovated. The real estate company initially slowed its unit renovation plan as a result of the novel coronavirus pandemic (“COVID-19”), but it has recommenced unit upgrades as units become available. Exterior and common area improvements remain over 97% complete, and the property has been upgraded with the installation of new signage, landscaping, lighting, fencing, gates/security systems, a playground and dog park as well as with a renovated leasing office/clubhouse and amenity areas. Other property improvements include resurfacing of the pool, foundation repairs, exterior siding repairs and painting. Seal coating and striping is planned for Q3, but other capital projects have been temporarily paused. As of June 2020, 99% of rents have been collected, and the property averaged 98% collections for Q2 2020.

BROOKLYN PORTFOLIO

Location: Brooklyn, NY

Equity Investment: $3,000,000

Purpose of Investment: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: The portfolio is 95% occupied as of June 2020, and there were six vacant units in the 112-unit portfolio. As previously communicated, the original business plan for the properties was to execute tenant buyouts to vacate rent-stabilized units, renovate such units and re-lease them at higher market rents; however, this business plan has been paused due to the rent control laws enacted in June 2019 in New York, which have disincentivized such business plans by capping potential rent increases on the tenancy. As such, the real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board.

In June 2020, 96% of rents were collected, trending upwards from 75% in April and 83% in May. Brooklyn has been hit disproportionately hard by the COVID-19 pandemic, and the state of New York has enacted a moratorium on evictions until October 1, 2020. As reported last quarter, the lender offered loan payment forbearance, which the real estate company accepted in April 2020. Principal and interest payments are deferred until October 2020.

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VILLAS DEL SOL I & II (FKA PLANO
MULTIFAMILY PORTFOLIO)

Location: Plano, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: The property is 95% occupied as of June 2020. 62 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. As of June 2020, 96% of rents have been collected, and the property averaged 94% collections for Q2 2020.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion, which returned approximately 45% of the equity invested.

VILLAS DE TOSCANA (FKA TUSCANY AT
WESTOVER HILLS)

Location: San Antonio, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: The property is 94% occupied as of June 2020. 43 of the 166 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 86 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company has completed all exterior capex work, which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage, solar screens and office renovations. As of June 2020, 99% of rents have been collected, and the property averaged 95% collections for Q2 2020.

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VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,066,558

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: The property is 87% occupied as of June 2020. 49 of the 263 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 58 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company has completed all exterior capex work, which included clubhouse renovations, BBQ grills, paint, signage and water retrofit. The retaining wall repair has been successfully completed as well. As of June 2020, 90% of rents have been collected, and the property averaged 86% collections for Q2 2020.

AVON PLACE APARTMENTS

Location: Avon, CT

Equity Investment: $3,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: The property is 96% occupied as of June 2020. 36 of the 164 units have been renovated with new flooring, appliances, cabinets, fixtures and lighting packages; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company had previously completed property improvements, including painting all common areas and hallways, furnishing the pool area and renovating the clubhouse/game room and kitchen. As of June 2020, 98% of rents have been collected, and the property averaged 97% collections for Q2 2020.

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TERRACE HILL APARTMENTS

Location: El Paso, TX

Equity Investment: $3,385,320

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: The property was 88% occupied as of June 2020 and achieved 94% occupancy in July, marking the highest occupancy since inception. In April, unit renovations were slowed; however, unit renovations have resumed due to leasing success and high occupancy. 118 of the 310 units have been renovated since acquisition, and the renovation costs have remained within budget. Of those 118 units, 109 have been leased at an average premium of $111/month over prior rents and within 4% of projected rents. In Q2, 18 units were renovated and 42 units were leased. 86% of the exterior capex work has been completed, including HVAC conversion to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. As of June 2020, 96% of rents have been collected, and the property averaged 96% collections for Q2 2020.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II. We have now provided 10 consecutive quarters of distributions, totaling over $1,900,000. To date, 2,200 investors have invested, and MogulREIT II holds investments in over $127 million of real estate. We are also happy to share that 74% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, as of Q2 2020, MogulREIT II has seven investments spread across six markets. We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

On the heels of the longest period of expansion in U.S. history, Q2 2020 reflected the impact of the COVID-19 pandemic on the U.S. economy as it suffered its largest quarterly GDP decline in history. During that time, the U.S. underwent an almost complete shutdown of the economy, with most states prohibiting non-essential services, leading to a 25% drop in consumer spending according to the U.S. Commerce Department Bureau of Economic Analysis (“BEA”). While some industries may bounce back quickly, a report by McKinsey & Company suggests it may take up to five years for certain industries to rebound to 2019-level GDP contributions. Those industries include arts, entertainment and recreation, accommodation and food services, educational services, transportation services and manufacturing. Given what we know, we are inclined to agree with Joe Zidle at Blackstone who sees a “‘square root’ recovery, characterized by 1) the initial sharp drop that we have already experienced; 2) a sharp, but smaller, bounce back to a lower level; and 3) a long, flat recovery.” We are incorporating this outlook in our strategic thinking as we underwrite new investments.

While containment of the COVID-19 pandemic has varied throughout the country, the federal government has intervened with upwards of $3 trillion to try to relieve downward economic pressure caused by COVID-19. A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion CARES Act increases GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030. Based on the stimulus plans already enacted, we do not believe that the U.S. government will allow the country to sink into a depression.

As it stands now, we remain, like many, in the discovery stage, gathering data as it becomes available to guide our portfolio composition and strategy. We are closely monitoring the impact of the COVID-19 pandemic on our business, tenants, operating partners, managers and our portfolio of investments, and on the United States and global economies. Although we believe that we are well positioned to withstand potential economic shocks or economic slowdown, we will continue to monitor and reevaluate our investments so that we are prepared to take advantage of any market changes.

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GDP GROWTH

As of June 2020, the Federal Reserve forecasts a GDP decline of 6.5% for the year 2020, which was the median of individual projections from Federal Reserve participants that ranged from negative 10.0 to negative 4.2 percent. The wide range may reflect differing opinions on recovery and uncertainty regarding COVID-19. In Q2 2020, the U.S. economy shrank by 32.9% quarter over quarter at a seasonally adjusted annual rate compared to a 5.0% decrease in Q1 2020 per the BEA. While the aforementioned Blackstone projection reflected a “square root” recovery, J.P. Morgan is now predicting a U-shaped recession, with a fall, stall and surge, while Wells Fargo is anticipating a V-shaped recession, citing the Fed’s targeted economic policies as a catalyst for a recovery.

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has since dropped to 10.2% as of July 2020. The Federal Reserve forecasts an unemployment rate of 9.3% for year-end 2020.

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IMPACT OF MONETARY POLICY

As a result of COVID-19, the Fed took emergency measures and reduced the Federal Funds Rate to zero in order to boost the economy. Based on commentary from the Federal Reserve, they plan to maintain a low interest rate environment in the near to intermediate term future.

During this time, Congress also passed the $484 billion Paycheck Protection Program, or “PPP,” and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals. It remains to be seen if these measures will create an inflationary environment in the intermediate to long term, but if it does, real estate and other hard assets have historically been inflationary hedges during these periods.

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MULTIFAMILY FUNDAMENTALS

We continue to believe in the macroeconomic fundamentals that highlight the benefits of multifamily investing. We believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. The U.S. homeownership rate ticked up from to 65.3% as of March 2020 to 67.9% as of June 2020, which we believe may be a result of historically low interest rates as well as the effect of COVID-19 on renters vacating high-rise, densely populated buildings. Interestingly, on a longer-term scale, multifamily vacancy rates have declined since 2015 even as homeownership rates have increased as depicted in the graph produced by CBRE Research on the following page. While we believe that the housing market supply will need to be increased meaningfully over the long term, particularly in affordable product such as workforce housing, in the near term, there may be a pause in demand due to the rise in unemployment. We will continue to closely monitor the effects of COVID-19 on supply-demand dynamics.

While average rents declined for the first time since 2010, Class B and C effective rents experienced smaller decreases than the Class A assets. CBRE posits that Class A assets may be experiencing both the pressure from new supply hitting the market as well as the variety of housing options available to their renters. The data also varied based on property location. Overwhelmingly, the Midwest fared the best in Q2, with all but two cities, Minneapolis and Chicago, experiencing quarter-over-quarter rent increases.

According to CBRE, Q2 2020 net absorption fell to 21,100 units, which, while still positive, was the lowest Q2 absorption since 2009. CBRE also notes that net absorption is anticipated to trend negative for the balance of the year. We are anticipating a similar trend in the short-term, and we have made corresponding changes in our underwriting of new deals as further described in the “Investment Strategy” section below.

When we break down the data further, it appears that absorption varied widely in different parts of the country. Large cities such as Los Angeles, New York, San Francisco and Miami recorded the lowest net absorption, ranging from negative 7,200 units to negative 1,900 units; conversely, Houston, Dallas, Minneapolis, Austin and Washington D.C. recorded the highest net absorption, ranging from 2,300 units to 2,900 units.

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Lastly, according to CBRE, multifamily vacancy rates increased by 30 basis points quarter-over-quarter to 4.6%. It is important to note that each asset class within multifamily appears to be reacting differently to COVID-19. Class A experienced the largest vacancy increase of 70 basis points quarter-over-quarter to 5.7%, followed by Class B, which rose 20 basis points to 4.6%, while Class C experienced a 10 basis points decrease in vacancy to 3.9%. CBRE also notes that suburban submarkets generally outperformed urban submarkets, partly due to higher concentrations of COVID-19 infections in certain cities and from remote-working arrangements.

CBRE reports that the initial impact of COVID-19 on multifamily vacancy has been mixed, with owners reporting higher lease renewals but fewer new leases signed. Data collection is still ongoing regarding the effects of COVID-19, but we believe that in the near-term, multifamily vacancy rates may increase and rents may remain flat as landlords focus on retaining tenants to maintain occupancy.

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INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.

In order to achieve these objectives, we target value-add multifamily investments, which investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint as well as a high value in the local community by enhancing previously underserviced apartment buildings. Lastly, we believe that these properties offer significant downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans.

We had two investments complete the first phases of their business plans in Q1 2020, Clover Apartments and Villas de Sol. For these assets, the real estate company renovated units as they became available, beautified the properties’ exteriors, improved management for previously underserved tenancy and subsequently, refinanced the assets to monetize the value creation and return capital to MogulREIT II and its other investors. Other assets in our portfolio were amid business plans when COVID-19 hit the United States. For assets like Avon, Villas de Sonoma and Villas de Toscana, we worked with our partners to adapt business plans by temporarily shifting focus to tenant assistance and tenant retention while pausing capital improvement and unit renovation plans to maintain occupancy and preserve balance sheet capital. Avon and Villas de Toscana have maintained the same rate of occupancy since Q1 2020 and Villas de Sonoma has increased occupancy by 2%. The Brooklyn Portfolio continues to face challenges due to the effects of COVID-19 on New York specifically, but occupancy has ended each quarter above 94% since inception and the real estate company has increased its collections each month since April. Lastly, Terrace Hill has not only increased its occupancy to its highest since inception at 94%, but our Manager, the sponsor of the transaction, continues to renovate units as the market continues to absorb these units.

As an investor in real estate, we are also striving to adapt to the changing times. While multifamily data from Q2 2020 reflected the realities of COVID-19, it encapsulated our belief that we are all experiencing the impact of COVID-19 differently. On a macroeconomic level, the country experienced its first recession since the Great Recession of 2009 where generally vacancy rates increased and rents decreased. On a microeconomic level, however, each market and asset class is behaving differently. Thus far, from an investment perspective, the Midwest has generally held up the best, with most major markets experiencing rent increases. We believe that this is a result of wider city sprawl and lower population density compared to coastal cities. As mentioned above, Class B and C properties have performed better than Class A assets, partly due to pressure from new supply hitting the market as well as the variety of housing options available to their renters. It is important to note that we have no exposure currently to Class A communities, by design. We believe that garden style multifamily, which comprises the majority of our portfolio, will be more desirable for renters in the future given its expansive nature compared to mid-high rise buildings.

Multifamily assets have been the bread-and-butter of RealtyMogul Co., the parent company of our Manager, for the last seven years and RealtyMogul Co. and its affiliates have thus far invested in over 16,000 apartment units. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. We believe this downturn will allow us to acquire and invest in quality assets in quality markets – if we have the stomach and patience, which decades of combined experience in real estate among our team has taught us that we do. While we will take advantage of the low interest rate environment when we place debt on the property, our underwriting guidelines mandate that the property must also stand on its own. We had communicated our general underwriting standards in last quarter’s letter, and they remain the same as of now. We are underwriting cautious business plans in Year 1, and potential changes may include removing unit renovations, increasing bad debt, increasing vacancy and/or removing rent growth. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

We fundamentally believe in the strategy to acquire multifamily properties due to the asset class’ resiliency during downturns and potential long-term appreciation. While the disruption caused by COVID-19 is a hurdle for our existing portfolio, we believe that we have taken the appropriate steps to weather the disruption, we are sitting on an ample supply of cash, and we are hopeful that it will be a boon for new investments. We will continue to target assets located in resilient markets that offer current income and solid growth potential. As always, we want to be prepared and we want to be able to hold onto real estate assets through multiple real estate cycles.

Thank you for your continued support of MogulREIT II and we aim to continue meeting your expectations and being a long-term investment partner.

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DISTRIBUTION SUMMARY

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NET ASSET VALUE (NAV)

*Effective April 30, 2020, our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On July 31, 2020 we announced that our NAV per share is $9.84, as of June 30, 2020. Accordingly, effective July 31, 2020, the offering price per share is $9.84. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular)

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2020 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q1 2020 Shareholder Letter

Q4 2019 Shareholder Letter

Q3 2019 Shareholder Letter

Q2 2019 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager

Date:	August 19, 2020

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